5/14/02

02036517

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 14 May, 2002

GlaxoSmithKline plc
(Name of registrant)

GLAXOSMITHKLINE, 980 GREAT WEST ROAD,
BRENTFORD, MIDDLESEX TW8 9GS
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F _____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ___

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

14 May 2002

GlaxoSmithKline PLC

GlaxoSmithKline PLC announces that, in accordance with the authority granted by shareholders at the Annual General meeting on May 2001, it purchased for cancellation 600,000 of its Ordinary 25 pence shares on Tuesday 14th May 2002 at a price of 1648.93 pence per share.

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

10 May 2002 — The Administrators of the SmithKline Beecham Employee Benefit Trust ("the Trust") notified the Company on the 13 May 2002 that 5,735 Ordinary shares had been transferred from the Trust to participants of the SmithKline Beecham 1991 Share Option Plan.

The Trust is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and John Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

14 May 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 14 May, 2002

By: VICTORIA LLEWELLYN
Authorised Signatory for and on behalf of GlaxoSmithKline plc